Subject: Nuveen Launches New Commodity Exchange-Traded Product

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Nuveen Diversified Commodity Fund (CFD)

CFD is the first actively managed fund to be listed on any NYSE Euronext group exchange that invests primarily in a diversified portfolio of commodity futures and options contracts.

CFD is designed to offer investors the potential for:

•	Exposure to commodity futures and forward contracts with an actively managed, diversified portfolio strategy
•	Regular monthly distributions
•	Attractive risk-adjusted returns as compared with passively managed commodity funds
•	A fully collateralized and unleveraged commodity investment strategy
•

Access to underlying investments that generally qualify as “Section 1256 Contracts” which generate gains (losses) that are characterized as 60% long-term capital gains (losses) and 40% short-term capital gains (losses)

•	A more consistent hedge against inflation than U.S. equities, foreign equities or U.S. bonds
•	Investment in an asset class with historically low correlations to equities and bonds
•	Access to the commodity expertise of Gresham Investment Management LLC
•	Daily liquidity afforded by listing on the NYSE Amex

Preliminary Prospectus, please click here.

Fund Data
Ticker Symbol	CFD
Offering Price	$25 per share
Minimum Purchase	100 share minimum
Distribution Frequency	Monthly Distributions
Manager	Nuveen Commodities Asset Management, LLC
Commodity Subadvisor	Gresham Investment Management LLC
Collateral Subadvisor	Nuveen Asset Management
CUSIP	67074P104
Exchange	NYSE Amex
Management Fee	1.25%* (No performance fees)

* Other fees and expenses may apply, for additional information please refer to the Breakeven Analysis beginning on page 13 of the Fund’s preliminary prospectus.

For Advisor Use Only – Not to be Distributed to the Public

Important Considerations

The Nuveen Diversified Commodity Fund is a commodity pool managed by Nuveen Commodities Asset Management, LLC (“NCAM”), a commodity pool operator registered with the Commodity Futures Trading Commission (“CFTC”) and a member of the National Futures Association (“NFA”). The Fund is not a mutual fund, a closed-end fund, or any other type of “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), and is not subject to regulation thereunder.

Neither the pool operator nor any of its trading principals has previously operated any other pools or traded other futures accounts.

The CFTC has not passed upon the merits of participating in this pool nor has the CFTC passed on the adequacy or accuracy of this document or the Fund’s disclosure document.

The current prospectus for the Fund, which may be updated from time to time pursuant to Securities and Exchange Commission (“SEC”) and CFTC requirements, is available at the Fund’s website (http://www.nuveen.com) as well as at the SEC’s website (http://www.sec.gov).

Investing in the Fund involves significant risks. Please see “Special Risk Considerations” on pages 17–26 of the Fund’s preliminary prospectus for more information.

•	Because the Fund has not commenced business, its shares have no history of public trading and the Fund does not have any performance history.
•	Fund shares are subject to investment risk, including the possible loss of the entire amount of your investment.
•

Investments in commodity futures and forward contracts and options on commodity futures and forward contracts have a high degree of price variability, and are subject to rapid and substantial price changes.

•	The Fund may not be able to achieve its investment objective.

The Fund’s net asset value will be reduced immediately following this offering by the underwriting discount, commissions, and the amount of offering expenses paid by the Fund.

A group of underwriters led by BofA Merrill Lynch, UBS Investment Bank, Wells Fargo Securities, LLC and Nuveen Investments, LLC (“Nuveen”) is offering the proposed Fund. Certain underwriters participating in this offering or their affiliates, including BofA Merrill Lynch (which is a remote affiliate of NCAM, NAM (as defined below) and the Fund), and an affiliate of Wells Fargo Securities, LLC have an ownership interest in Nuveen Investments, Inc. (“Nuveen Investments”), the parent company of Nuveen, NCAM and Nuveen Asset Management (“NAM”).

BofA Merrill Lynch, UBS Investment Bank and Wells Fargo Securities, LLC will act as joint book-running managers for the offering, with Nuveen acting as joint lead manager. Janney Montgomery Scott, Ladenburg Thalmann & Co. Inc., Maxim Group LLC, RBC Capital Markets and Stifel Nicolaus Weisel will act as co-managers.

This material must be preceded or accompanied by a prospectus. Please read it carefully before investing or sending money.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-827-5920.

NOT FDIC INSURED. MAY LOSE VALUE. NO BANK GUARANTEE

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Nuveen Investments. 333 West Wacker Drive, Chicago, IL 60606